Tom Lix

Whiskey Entrepreneur

Cleveland, Ohio

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Cleveland Whiskey llc

Boston University - School of Management

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500+ connections

Beyond the Resume Although Lix received a doctorate in marketing with an emphasis on behavioral modeling and information communications from Boston University in 1992, he is a once upon a time student activist and college dropout who hitchhiked cross country and fought forest fires in Alaska a...

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Experience

Founder and CEO

Cleveland Whiskey llc

Jul 2009 – Present • 9 yrs

Cleveland, Ohio

If we've been branded by traditionalists as heretics, we passionately embrace the label. No excuses. Our newest release under the "Cleveland Underground" label is a Bourbon finished with Black Cherry Wood. No syrup, no sugar. Just the wood. It just won a Gold Medal at the Los Angeles International Spirits Competition and a Double Gold at the recent China Wine and Spirits Awards..

Vice President

Cleveland Lakefront Development Corporation

Jan 2012 – Aug 2013 • 1 yr 8 mos

Cleveland/Akron, Ohio Area

Not-for-Profit organization of concerned citizens interested in the responsible development of the Cleveland Lakefront.

Lake Erie College

Director, Center for Entrepreneurship

Lake Erie College

Jul 2012 – Jul 2013 • 1 yr 1 mo

Painesville, OH

Sustainable, student-focused entrepreneurship program initially launched with funding from the Burton D. Morgan and Kauffman Foundations. Yes, this was the second time I held the job (just in case you were counting), I also held the position from August 2008 until August 2009.

Lake Erie College

Associate Professor of Entrepreneurship

Lake Erie College

Aug 2007 – Jul 2013 • 6 yrs

Developed and implemented a sustainable entrepreneurship studies program as part of a Burton D. Morgan and Ewing Marion Kauffman Foundation Center for Entrepreneurship initiative. Although this was quite a departure from my usual endeavors, the program was a "start-up" in the making. Lake Erie College is a relatively small, privately held liberal arts college in northeast Ohio where the cost of living is low, the students are truly interested in what they can learn and my colleagues were smart, motivated and fun to work with. Importantly I was able to not only teach entrepreneurship in this position but practice it as well given a flexible schedule, an encouraging Dean and an understanding Administration.

Lake Erie College

Director, Center for Entrepreneurship
Lake Erie College
Aug 2008 – Aug 2009 • 1 yr 1 mo

Responsible for the growth and implementation of entrepreneurship at a 4 year private liberal arts institution. Develop and manage student internships, advise SIFE (Students in Free Enterprise), recruit and direct Entrepreneurs-In-Residence, active involvement in community/college initiatives ranging from economic development to educational programs.

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Education

Boston University - School of Management

Boston University - School of Management
Doctorate, Marketing/Management
1982 – 1992

At Boston University I had the unique priviledge to be mentored by and associated with three exceptionally talented, generous and intelligent individuals. Dr. John Martin, the former Chairman of Chadwick Martin Bailey, Dr. Kevin Clancy, former Chairman of Yankelovich Partners and now the Chairman of Copernicus. Dr. Paul Berger, retired Chair of both the Quantitative Methods Department and subsequently the Marketing Department at Boston University.

Boston University - School of Management

Boston University - School of Management
BSBA, Marketing Management
1980 – 1982
Activities and Societies: Hinds Prize in Entrepreneurship. Research and Teaching Assistent.

Graduated 2nd in class (1982) with High Honors. Most importantly I had the honor of working as Dr. John Martin's research assistant. John was an inspiration and guiding force.

Penn State University

Penn State University
N/A, Biology, Chemistry
1969 – 1971
Activities and Societies: Active in Student Politics and Government. Elected President of Leete Hall, President and Co-Founder of the first University Sponsored Motorcycle Club in America (Mid-State Dirt Riders). Student Activist. Ran for Freshman Class President (but lost). Representative to Student Council.

Okay, I dropped out just about 3 minutes before I would have flunked out. And yet I probably learned more here than I did in some of my later, more formal programs. At that time in my life there were simply more important things to focus on, including both the Vietnam Anti-War (although I later joined the U.S. Navy) and Civil Rights Movements.